Exhibit 3.1

Restated Articles of Incorporation of PCS Edventures!, Inc.

Pursuant to Section 30-1-1007 of the Idaho Business Corporation Act, the undersigned Corporation, effective as of July 24, 2026 (the “Effective Date”), adopts the following Restated Articles of Incorporation (the “Articles”), which restate and supersede in their entirety the Corporation’s Articles of Incorporation, as originally filed and all prior amendments and restatements of the Corporation’s Articles of Incorporation.

Article 1

The name of the Corporation is PCS Edventures!, Inc.; and its duration shall be perpetual.

Article 2

The Corporation is organized to engage in any and all lawful activities for which corporations may be organized under the Idaho Business Corporation Act.

Article 3

3.1 Capital Stock. This Corporation is authorized to issue two (2) classes of stock designated, respectively, “Preferred Stock” and “Common Stock.” This Corporation is authorized to issue a total of Thirty-Two Million (32,000,000) shares, without par value, consisting of Twenty Million (20,000,000) shares of Preferred Stock, and Twelve Million (12,000,000) shares of Common Stock. Each outstanding share of Common Stock shall be entitled to one (1) vote on each matter submitted to a vote in a meeting of Shareholders. Votes may not be cumulative. Holders of Common Stock shall have no preemptive rights.

3.2 Terms of Classes or Series Determined by the Board of Directors. The Board of Directors is expressly authorized to exercise, without shareholder approval, all powers permitted by Idaho Code Section 30-29-602 of the Idaho Business Corporation Act, including authority (i) to classify any unissued shares of the Corporation’s authorized stock into one (1) or more classes or into one (1) or more series within a class; (ii) to reclassify any unissued shares of any class of the Corporation’s authorized stock into one (1) or more classes or into one (1) or more series within one (1) or more classes; or (iii) to reclassify any unissued shares of any series of any class of the Corporation’s authorized stock into one (1) or more classes into one (1) or more series within a class. If the Board of Directors acts pursuant to this authorization, it must determine (prior to issuance or reissuance of any such shares) the terms, including the preferences, rights and limitations, of the shares of any such class or series such as (without limitation) dividend rights and preferences, conversion rights, voting rights (including, without limitation, any special, conditional or limited voting rights or no right to vote), rights of redemption (including any sinking fund provisions) and liquidation preferences of such series or class. The Board of Directors is also expressly authorized to fix the number of shares constituting each such class or series of the Corporation’s authorized stock and to increase or decrease the number of shares of any class or series prior to the issuance or reissuance of shares of that class or series. Prior to issuing any shares of any class or series of stock classified or reclassified by the Board of Directors pursuant to this Section 3.2, the Corporation shall file with the Idaho Secretary of State articles of amendment setting forth the terms of any such class or series.

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3.3 Reacquired Common Stock. Unless a resolution of the Board of Directors provides that reacquired shares of Common Stock shall constitute authorized and unissued shares, any shares of Common Stock reacquired by the Corporation shall be treasury shares; and the Corporation may hold, use, resell, cancel or dispose of such reacquired Common Stock free of any restrictions that would be imposed on the original issuance of Common Stock.

3.4 Reacquired Preferred Stock. Unless a resolution of the Board of Directors provides otherwise, any shares of Preferred Stock reacquired by the Corporation (whether by redemption, repurchase, conversion to Common Stock or other means) shall, upon such reacquisition, resume the status as authorized and unissued shares of Preferred Stock, undesignated as to series and available for classification or reclassification by the Board of Directors and reissuance by the Corporation as provided in Section 3.2.

Article 4

To the fullest extent permitted by law, this Corporation shall have the power to indemnify any person and to advance expenses incurred or to be incurred by such person in defending a civil, criminal, administrative or investigative action, suit or proceeding threatened or commenced by reason of the fact said person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Any such indemnification or advancement of expenses shall not be deemed exclusive of any other rights to which such person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. Any indemnification or advancement of expenses so granted or paid by the Corporation shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.

No director shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty except (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for liability imposed for failure to comply with the applicable legal standard of conduct for a director specifically prohibited by the Idaho Business Corporation Act; or (iv) for any transaction from which the director derives an improper personal benefit.

IN WITNESS WHEREOF, the undersigned duly authorized officer of PCS Edventures!, Inc. hereby executes these Restated Articles of Incorporation, under penalty of perjury, this 24th day of July, 2026.

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